Exhibit 99.1

IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Total Shares Outstanding: Fully Diluted: 52-Week Trading Range:	IMG IAG 145.5MM 151.5MM Cdn$5.75 - $10.99

FOR IMMEDIATE RELEASE: June 23, 2004	No. 17/04

IAMGOLD SPECIAL COMMITTEE AND BOARD FIND
GOLDEN STAR BID INADEQUATE

BOARD RECOMMENDS THAT IAMGOLD SHAREHOLDERS REJECT
THE GOLDEN STAR BID AND
VOTE IN FAVOUR OF THE WHEATON MERGER

SHAREHOLDERS MEETING TO BE
ADJOURNED TO JULY 6, 2004

Toronto, Ontario: June 23, 2004 — IAMGOLD Corporation announced today that its Board of Directors unanimously recommends that IAMGOLD shareholders:

  REJECT the unsolicited, non-negotiated take-over bid for the common shares of IAMGOLD (the “GSR Bid”) made by Golden Star ResourcesLtd. ("GSR").
  VOTE IN FAVOUR of the business combination of IAMGOLD and Wheaton River Minerals Ltd. (the "Wheaton Transaction") at the upcoming meeting of IAMGOLD shareholders.

As previously announced, the IAMGOLD Board appointed a Special Committee of independent directors to review the GSR Bid, to consider the Wheaton Transaction in light of the GSR Bid and to make recommendations to the full Board. The IAMGOLD Board has now received the report of the Special Committee, as well as fairness opinions of the Special Committee’s financial adviser, RBC Capital Markets Inc. (“RBC”).

In its fairness opinions, RBC concludes that the consideration under the GSR Bid is inadequate, from a financial point of view, to the IAMGOLD shareholders and that the consideration under the Wheaton Transaction is fair, from a financial point of view, to IAMGOLD.

Based on the RBC fairness opinions and other factors, the Special Committee recommended that the Board advise IAMGOLD shareholders to REJECT the GSR Bid and to VOTE IN FAVOUR of the Wheaton Transaction.

Recommendation to REJECT the GSR Bid

The Board’s unanimous recommendation to REJECT the GSR Bid and the reasons for the Board's recommendation will be set out in a Directors' Circular which will be mailed to those shareholders of IAMGOLD who received the GSR Bid. The Directors' Circular will include a copy of the RBC fairness opinions and other prescribed information.

Shareholders of IAMGOLD are urged not to tender their common shares of IAMGOLD to the GSR Bid and, if their shares have already been tendered to the GSR Bid, to withdraw them immediately.

Recommendation to VOTE IN FAVOUR of the Wheaton Transaction

The Board’s unanimous recommendation that IAMGOLD shareholders VOTE IN FAVOUR of the Wheaton Transaction and the reasons for the Board's recommendation will be set out in a supplementary information package (the "Supplementary Information") which will be mailed to the shareholders of IAMGOLD of record as at April 28, 2004, the record date for the IAMGOLD shareholders' meeting (the "Meeting") at which the Wheaton Transaction (among other things) will be considered.

The Meeting was convened on June 8, 2004 and was adjourned to June 29, 2004.
In order to provide additional time for shareholders to consider the
Supplementary Information prior to the Meeting, the Meeting will be further adjourned to 9:00 a.m., Toronto time, on Tuesday, July 6, 2004. The proposed proxy deposit deadline for the Meeting on Tuesday, July 6, 2004 (the “Proxy
Deadline”) is 5:00 p.m. on Monday, July 5, 2004.

Shareholders who have questions concerning the withdrawal of IAMGold common shares deposited under the GSR Bid or voting procedures at the Meeting or who need assistance in completing or depositing proxy forms for the Meeting should contact Kingsdale Shareholder Services Inc.
toll free at 1-866-749-5464.

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Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD or Wheaton River Minerals Ltd. to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled "Risk Factors" in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information please contact:
Joe Conway	or	Tom Atkins
President & CEO		Vice President, Investor Relations

Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Canada Newswire's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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